



SECURITI N

13010031

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Analysis Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 3900
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph G. Chopp (312) 258-7102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

175 W. Jackson Blvd, 20th Floor	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




Grant Thornton

Report on Security Investor Protection Corporate Assessments Pursuant to Rule 17a-5(e)(4) of the U.S. Securities Exchange Commission

First Analysis Securities Corporation

December 31, 2012

OATH OR AFFIRMATION

I, Joseph G. Chopp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Analysis Securities Corporation, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANGELA E. SOLIZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-1-2014

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Analysis Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by First Analysis Securities Corporation (the Company) and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 27, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027350 FINRA DEC
FIRST ANALYSIS SECURITIES CORPORATION 9*9
1 S WACKER DR STE 3900
CHICAGO IL 60606-4635

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joseph Chopp (312/258-1400)

2. A. General Assessment (item 2e from page 2) $ 20,772
   B. Less payment made with SIPC-6 filed (exclude interest) (9,123)
      7/26/12
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 11,649
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 11,649
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 11,649
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Analysis Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President / CFO
(Title)

Dated the 25th day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,709,343
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	395,322
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	5,376
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	400,698
2d. SIPC Net Operating Revenues	$ 8,308,645
2e. General Assessment @ .0025	$ 20,772
	(to page 1, line 2.A.)


Grant Thornton
An instinct for growth



Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

First Analysis Securities Corporation

December 31, 2012

This report is deemed public in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents



Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Analysis Securities Corporation

We have audited the accompanying statement of financial condition of First Analysis Securities Corporation (an Illinois corporation) (the Company) as of December 31, 2012, and the related notes to the financial statement.

Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.



We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Analysis Securities Corporation as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 27, 2013

First Analysis Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

CASH AND CASH EQUIVALENTS	$15,588,584
ACCOUNTS RECEIVABLE	316,696
RECEIVABLES FROM CLEARING BROKER	271,652
INVESTMENT SECURITIES	279,888
DEFERRED TAX ASSET	-
OTHER ASSETS	18,613
TOTAL ASSETS	$16,475,433

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 970,196
Payable to affiliate	107,015
Total liabilities	1,077,211
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	14,932,489
Retained earnings	464,733
Total stockholder's equity	15,398,222
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$16,475,433

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION

First Analysis Securities Corporation (the Corporation) is a wholly owned subsidiary of First Analysis Corporation (the Parent). The Corporation is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Corporation acts as an introducing broker in executing customer transactions and is an investment banker engaging in underwritings and private placements.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Investment Securities

Investment securities are carried at fair value as determined by the Corporation. A security listed on a recognized securities exchange or traded over the counter is valued at its last sales price or, if no sale occurred on such date, at the bid price. At December 31, 2012, investment securities consisted of shares of the NASDAQ Stock Market, Inc. The cost basis of these securities totaled $165,901.

Fair Value Measurements

The Corporation defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date. The fair value is determined by the Corporation as follows:

- A security that is listed on a recognized securities exchange or traded pursuant to the National Association of Securities Dealers Automatic Quotation system will be valued at its most recent sale price or, if no sale occurred on such date, at the most recent bid price.

- A security that is otherwise traded over the counter will be valued at the most recent bid price discounted to reflect any restrictions on transfer.

- All other investments will be valued by the Corporation in the absence of readily ascertainable market values. In determining the valuation of such securities, the Corporation considers the internal and external variables, including the current holding period of the investment, transactional events, market events, economic conditions and the industry environment.

The Corporation classifies its investments into Level 1, which refers to securities traded in an active market; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities that have a contractual restriction; and Level 3, which refers to securities not traded in an active market and for which no significant observable market inputs are available. At December 31, 2012, the Corporation's assets were classified as follows, based on fair values:

	Level 1	Level 2	Level 3	Total
Money market funds (1)	$14,496,195	$ -	$ -	$14,496,195
Domestic equity securities	279,888	-	-	279,888

(1) Included in cash and cash equivalents on the accompanying statement of financial condition.

Income Taxes

Income taxes are provided at the statutory rate based on income reported in the financial statements.

The Corporation is a member of a controlled group for income tax purposes and files as part of a consolidated federal income tax return with the Parent. The Corporation reports income taxes based on the separate company methodology.

The measurement of deferred tax assets and liabilities is based on enacted tax rates that will be in effect when the deferred items are expected to be realized. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Corporation did not have any material amounts accrued for interest and penalties at December 31, 2012.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks, money market funds, money market accounts and commercial paper with remaining maturities at date of acquisition of 90 days or less.

The Corporation is exposed to concentrations of credit risk. The Corporation maintains cash and cash equivalents at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At times, the Corporation may maintain balances in excess of FDIC limits. In addition, the Corporation holds money market funds and money market accounts with a financial institution where the Corporation is exposed to credit risks associated with the performance of the counterparty. The Corporation monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

NOTE C - RELATED-PARTY TRANSACTIONS

The Corporation pays the Parent 85% of its pretax profits, or receives reimbursement from the Parent for 85% of its pretax losses, for utilities and compensation of the research and administrative staff. These payments or reimbursements are calculated by excluding realized and unrealized gains and losses on securities held for the Corporation's own account. In addition, 5% of any pretax profits is payable as a dividend to the Parent. These payments or reimbursements are made on a monthly basis. The Corporation pays the Parent for rent on a pro rata basis of the Parent's total rent payments. As the underlying lease has a rent holiday and

escalation clauses, the Corporation records rent expense on a straight-line basis. The difference between the rent expense recorded and the actual payments to the Parent is recorded as a liability. At December 31, 2012, the accrued rent liability of $98,020 is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

At December 31, 2012, the Corporation had a payable to the Parent in the amount of $107,015.

NOTE D - COMMITMENTS

The Corporation is an introducing broker and clears all transactions for customers on a fully disclosed basis with another broker-dealer. In connection with this arrangement, the Corporation has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The Corporation's clearing broker clears its over-the-counter market-making activities. As such, the clearing broker has a required deposit of $250,000 for the Corporation's customer activity, which can be in cash or securities. This deposit is included in receivables from clearing broker on the accompanying statement of financial condition. The Corporation cannot determine the maximum exposure under the guarantee as the amount is contingent on the number of transactions and, accordingly, has not recorded a liability.

NOTE E - NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule). Under the Rule, the Corporation is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2012, the Corporation had net capital and net capital requirements of $13,908,850 and $100,000, respectively. The Rule may effectively restrict the payment of cash dividends. The ratio of aggregate indebtedness to total net capital was 0.08 to 1 at December 31, 2012.

NOTE F - CONTINGENCIES

As a result of its underwriting activities, the Corporation is, from time to time, named as a defendant in legal actions relating to security offerings. As part of the standard underwriting agreements, the Corporation is always indemnified by the issuing companies against such actions. While the outcome of such matters cannot be predicted with certainty, management, after consultation with legal counsel, is of the opinion that the ultimate liability, if any, will not have a material effect on the financial position of the Corporation.

NOTE G - INCOME TAXES

Deferred income taxes relate primarily to the difference between the tax basis and carrying value of accrued expenses and investments. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. A valuation allowance has been recorded as of December 31, 2012, as follows:

Total deferred income tax asset	$ 346,732
Less: valuation allowance	(346,732)
Net deferred income tax asset	$ -

NOTE H - SUBSEQUENT EVENTS

The Corporation's management has determined that no other material events or transactions occurred subsequent to December 31, 2012 and through February 27, 2013, the date the Corporation's statement of financial condition was available for issuance that would require adjustments and/or additional disclosures in the Corporation's financial statement.



Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
First Analysis Securities Corporation

In planning and performing our audit of the financial statements of First Analysis Securities Corporation (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be



expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 27, 2013


Grant Thornton
An instinct for growth™